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                          September 6, 2023

       Jaume Pons, Ph.D.
       Chief Executive Officer
       ALX Oncology Holdings Inc.
       323 Allerton Avenue
       South San Francisco, CA 94080

                                                        Re: ALX Oncology
Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 1,
2023
                                                            File No. 333-274314

       Dear Jaume Pons:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael E. Coke